8/29/14

14041458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AUG 29 2014

SEC FILE NUMBER
8- 48032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 - 5th Avenue, Suite 6870
(No. and Street)

Seattle (City) WA (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brenda R. Pingree 206-386-5477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/28/14

OATH OR AFFIRMATION

I, Brenda R Pingree, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services International Corp, as of June 30th, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Candace J Lee
Notary Public
State of Washington
My Comm Expires 10/20/2017

Signature

Fin / OP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Financial Services International Corporation:

We have audited the accompanying statement of financial condition of Financial Services International Corporation (the Company) as of June 30, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corporation as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 27, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Financial Services International Corp.
Statement of Financial Condition
June 30, 2014

Assets

Cash	$	67,150
Deposit with clearing organization		5,547
Commissions receivable		68,005
Marketable securities, at market value		56,031
Property and equipment, net		132
Other assets		974
Total assets	$	197,839

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	54,711
Employee compensation and benefits payable		44,307
Deferred tax liabilities		2,587
Total liabilities		101,605
Commitments and Contingencies		
Stockholders' equity		
Common stock, $0.01 par value, 1,000,000 shares authorized, 103,687 shares issued and outstanding		1,039
Additional paid-in capital		32,016
Retained earnings		63,179
Total stockholders' equity		96,234
Total liabilities and stockholders' equity	$	197,839

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Statement of Operations
For the Year Ended June 30, 2014

Revenues	
Commission income	$ 1,757,875
Financial advisory services	3,925,970
Private placements	48,800
Interest income	355
Net investment gains (losses)	5,819
Other income	44,186
Total revenues	5,783,005
Expenses	
Employee compensation and benefits	275,905
Commissions, trading fees and floor brokerage	5,244,255
Communication and data processing	18,320
Occupancy and equipment rental	19,861
Professional fees	135,198
Taxes, other than income taxes	10,162
Other operating expenses	79,330
Total expenses	5,783,031
Net income (loss) before income tax provision	(26)
Income tax provision	663
Net income (loss)	$ (689)

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2014

	Common Stock	Additional paid-in capital	Retained Earnings	Total
Balance at June 30, 2013	$ 1,039	$ 32,016	$ 63,868	$ 96,923
Net income (loss)	-	-	(689)	$ (689)
Balance at June 30, 2014	$ 1,039	$ 32,016	$ 63,179	$ 96,234

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Statement of Cash Flows
For the Year Ended June 30, 2014

Cash flow from operating activities:		
Net income (loss)		$ (689)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 199	
(Increase) decrease in assets:		
Deposit with clearing organization	(1)	
Commissions receivable	308	
Marketable securities, at market value	(6,589)	
Other assets	(76)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	204	
Employee compensation and benefits payable	8,182	
Deferred tax liabilities	663	
Total adjustments		2,890
Net cash provided by (used in) operating activities		2,201
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		2,201
Cash at beginning of year		64,949
Cash at end of year		$ 67,150
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Financial Services International Corp. (the "Company") was incorporated in the State of Washington on December 15, 1994, under the name Securities, Inc. On January 18, 1995, the Company changd its name to Financial Services International Corp. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retail sale of corporate debt and equity securities, mutual fund sales, life insurance policies, and annuities. The Company provides underwriting and investment advisory services to its clientele and is a Registered Investment Advisor.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Financial advisory fees are recognized as earned on a quarterly basis over the term of the contract and are recorded when received.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Washington State does not impose a state tax; however the Company is subject to the business and occupation tax that is based on gross receipts.

The Company charges certain expenses to its representatives. These fees are included in Other Income on the Statement of Operations.

Advertising costs are expensed as incurred. For the year ended June 30, 2014, the Company charged $1,980 to other operating expenses for advertising costs.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Raymond James ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2014 was $5,547.

The Company also maintains mutual funds at the Clearing Broker which serve as collateral. The mutual funds are included with the marketable securities, at market value (See Note 3). The fund's value at June 30, 2014 was $32,859 resulting in a total deposit of $38,406 with the Clearing Broker.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks and mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2014, these securities are carried at their fair market value of $56,031. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as net investment gains of $5,819.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

Note 4: PROPERTY AND EQUIPMENT, NET
(Continued)

		Useful Life
Property and equipment	$ 8,821	5 to 7
Total cost of property and equipment	8,821	
Less: accumulated depreciation	(8,689)	
Property and equipment, net	$ 132	

Depreciation expense for the year ended June 30, 2014 was $199.

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note I), the Company is subject to the business and occupation tax based on gross receipts. At June 30, 2014, the Company recorded gross receipts tax of $10,162. These amounts are included in Taxes, other than income taxes on the Statement of Operations.

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ 663	$ 663
State			
Total	$ -	$ 663	$ 663

Deferred tax liabilities are derived from the unrealized gains on the marketable securities owned.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 6: FAIR VALUE MEASUREMENT- ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2014:

Assets	Fair Value	Level1 Inputs	Level2 Inputs	Level3 Inputs
Marketable Securities	$ 56,031	$ 56,031	$ -	$ -
Total	$ 56,031	$ 56,031	$ -	$ -

Note 7: STOCK COMPENSATION

In 2005, the Company implemented a stock bonus program for one of its employees. Each year 10% of the previous calendar year's W-2 wages is awarded to the employee in order to purchase restricted stock in the Company. The stock is restricted for seven years from the date of issue. At June 30, 2014, the Company had restricted shares totaling 3,339.

Note 8: RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliated company related by common ownership, whereby the Company has agreed to pay three quarters of the phone, internet, liability insurance expense, and lease expense. During the year ended June 30, 2014, the Company paid $23,590 for those expenses.

The Company also conducts business with a company 100% owned by a minority shareholder of the Company. During the year ended June 30, 2014, there were no transactions between the two entities.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 9: RETIREMENT PLAN

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate. For the year ended June 30, 2014, a 3% matching contribution was made to the plan in the amount of $4,210.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a five year sublease agreement with an affiliated company (See Note 8). The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor. The Company can cancel or amend the sublease agreement at any time with 30 days written notice. If for any reason the affiliated company was forced to disassociate from the Company, the Company would be allowed to assume the remainder of the lease.

At June 30, 2014, the minimum annual payments are as follows:

Year Ending June 30,	
2015	$ 4,693
2016 & thereafter	
	$ 4,693

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending June 30, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU Number	**Title**	**Effective Date**
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income *(June 2011).*	After 12/15/11
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities *(December 2011).*	After 01/01/13
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 *(December 2011).*	After 12/15/11
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013)*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/13

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2014, the Company had net capital of $22,699 which was $16,098 in excess of its required net capital of $6,601; and the Company's ratio of aggregate indebtedness ($99,017) to net capital was to 1, which is less than the 15 to 1 maximum allowed.

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,925 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 20,774
Adjustments:		
Retained earnings	$ (861)	
Non-allowable assets	199	
Deferred tax liabilities	2,587	
Total adjustments		1,925
Net capital per audited statements		$ 22,699

Financial Services International Corp.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2014

Computation of net capital		
Common stock	$ 1,039	
Additional paid-in capital	32,016	
Retained earnings	63,180	
Total stockholders' equity		$ 96,235
Deferred Tax Liabilities		$ 2,587
Less: Non-allowable assets		
Commissions receivable	(68,005)	
Property and equipment, net	(132)	
Other assets	(974)	
Total non-allowable assets		(69,111)
Net capital before haircuts		29,711
Less: Haircuts and undue concentration		
Haircut on marketable securities	(3,476)	
Haircut on mutual funds	(2,957)	
Undue concentration	(579)	
Total haircuts & undue concentration		(7,012)
Net Capital		22,699
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,601	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(6,601)
Excess net capital		$ 16,098
Ratio of aggregate indebtedness to net capital	4.36 : 1	

There was a difference of $1,925 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2014 (See Note 14).

See independent auditor's report

Financial Services International Corp.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30,2014

A computation of reserve requirements is not applicable to Financial Services International Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Financial Services International Corp.
Schedule III- Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

Information relating to possession or control requirements is not applicable to Financial Services International Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Financial Services International Corporation

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. §15c3-3(k)

For the Year Ended June 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Financial Services International Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Financial Services International Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Financial Services International Corporation stated that Financial Services International Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Services International Corporation management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Services International Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 27, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

fsic

Financial Services International Corp.

Columbia Center
701 Fifth Avenue
Suite 6870
Seattle, Washington
98104-7029

Telephone
206.386.5475

e-mail
fsic@fsic.com

website
www.fsic.com

Assertions Regarding Exemption Provisions

We, as members of management of Financial Services International Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through June 30, 2014.

Financial Services International Corporation
By:

Mark Fingerer Fin/op
(Name and Title)

8-15-2014
(Date)

Document I: No Exceptions to Meeting Exemption

Financial Services International Corporation

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Period Ended June 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Financial Services International Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended June 30, 2014, which were agreed to by Financial Services International Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Financial Services International Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Financial Services International Corporation's management is responsible for the Financial Services International Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Financial Services International Corporation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 27, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Financial Services International Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2014

		Amount
Total assessment	$	366
SIPC-6 general assessment Payment made on January 27, 2014		(117)
SIPC-7 general assessment Payment made on July 29, 2014		(264)
Total assessment balance (overpayment carried forward)	$	(15)